VIZSLA SILVER CORP.

$60,000,000 "BOUGHT DEAL" PROSPECTUS SUPPLEMENT OFFERING OF UNITS

TERM SHEET

MAY 26, 2021

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the Offered Units. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the Offered Units, before making an investment decision.

All amounts in C$ unless otherwise stated.

Issuer:	Vizsla Silver Corp. (the "Company").

Offering:	24,000,000 units ("Offered Units") from the treasury of the Company.

Offering Price:	$2.50 per Offered Unit (the "Offering Price").

Size of Offering:	$60,000,000.

Unit Terms:

Each Offered Unit will consist of one common share in the capital of the Company (a "Common Share") and one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company (a "Warrant Share") at a price of $3.25 for a period of 18 months following the Closing Date (as hereinafter defined).

Over-Allotment Option:

The Company has granted to the Underwriters an option (the "Over-Allotment Option") exercisable, in whole or in part until 11:59 p.m. Toronto time on the 30th day following the Closing Date to purchase up to such number of additional Offered Units of the Company at the Offering Price, as is equal to 15% of the number of Offered Units of the Company issued pursuant to the Offering, for market stabilization purposes and to cover over-allotments, if any. The Over-Allotment Option may be exercised for Units or Warrants or any combination thereof.

Use of Proceeds:

The net proceeds of the Offering will be used to advance the exploration and development of Panuco, to make option payments and pursue strategic opportunities, as well as for working capital and general corporate purposes.

Form of Offering:

"Bought-deal" public offering by way of a prospectus supplement to the Company's short form base shelf prospectus dated December 1, 2020, to be filed in all of the provinces and territories of Canada (other than the province of Quebec). The Offered Units will also be offered in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may also be offered in certain jurisdictions outside of Canada and the United States provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

Underwriting Agreement:

The Company and the Underwriters will enter into a definitive underwriting agreement which agreement will contain "material change out", "disaster and regulatory out", and "breach out" clauses running to the closing of the Offering.

Listing:

The common shares of the Company are listed on the TSX Venture Exchange (the "TSXV") under the symbol "VZLA". The Common Shares comprising part of the Offered Units, as well as the Warrant Shares issuable upon exercise of the Warrants, shall be listed on the TSXV which listing shall be conditionally approved prior to the Closing Date.

Eligibility:	The Offered Units shall be eligible for RRSPs, RRIFs, RDSPs, TFSAs and DPSPs.

Lead Underwriter:	Canaccord Genuity Corp.

Underwriters' Commission:	Cash commission equal to 6.0% of the gross proceeds of the Offering. As additional consideration for its services, the Underwriters shall be issued that number of broker warrants (each a "Broker Warrant"), equal to 6.0% of the number of Offered Units sold pursuant to the Offering. Each Broker Warrant shall entitle the holder thereof to acquire one common share of the Company at the Issue Price for a period of 18 months from the Closing Date. Notwithstanding the foregoing, the commission on the sale of Units to persons included on the President's List shall be reduced to 3.0% cash commission and 3.0% Broker Warrants.

Closing Date:	June 3, 2021 or such other date as Canaccord Genuity and the Company may agree.